UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 30, 2009**

FINANCIAL FEDERAL CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**001-14237**	**88-0244792**
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

730 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On December 30, 2009, the Executive Compensation and Stock Option Committee (the "Committee") of the Board of Directors of Financial Federal Corporation (the "Company"), in anticipation of the pending merger (the "Merger") of the Company with People's United Financial, Inc. ("People's United"), accelerated the vesting of 1,289,207 restricted shares of the Company's common stock ("Restricted Stock") held by executive officers of the Company, including Restricted Stock held by the Company's principal executive officer, principal financial officer and other named executive officers as follows:

Name	Title	Number of Shares of Restricted Stock	Market Value on the Vesting Date (1)
Paul R. Sinsheimer	President, Chief Executive Officer and Chairman	440,835	$12,140,596
Steven F. Groth	Senior Vice President and Chief Financial Officer	129,812	$3,575,022
John V. Golio	Executive Vice President	160,562	$4,421,877
James H. Mayes, Jr.	Executive Vice President	206,875	$5,697,338
Troy H. Geisser	Senior Vice President and Secretary	151,750	$4,179,195

(1) Calculated by multiplying the number of shares by $27.54; the closing price of the Company's common stock on the vesting date.

The Restricted Stock was granted to the executive officers pursuant to awards made at various times under the Company's (i) Amended and Restated 1998 Stock Option/Restricted Stock Plan (ii) 2006 Stock Incentive Plan or (iii) Amended and Restated 2001 Management Incentive Plan, and was subject to vesting based on either or both (i) the continued service of the executive officer until a specified date or dates (a "service-based condition") and (ii) the achievement of an established performance objective (a "performance-based condition"). Under the original terms of these awards, all of the awards would have vested immediately before the closing of the Merger, without regard to the satisfaction of the applicable service-based or performance-based conditions.

The Committee took this action to eliminate (i) the excise tax the executive officers may have incurred on payments they are entitled to receive in connection with the Merger considered excess parachute payments under section 280G of the Internal Revenue Code and (ii) the corresponding "gross-up" payments People's United may have incurred to the executive officers under the employment arrangements the executive officers entered into with People's United that would take effect at the closing of the Merger. People's United consented to the accelerated vesting of the Restricted Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
Senior Vice President and Chief Financial
Officer (Principal Financial Officer)

January 4, 2010
(Date)